FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 5, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant's name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1. Schedule 5 Block Listing Six Monthly Return (5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: February 5, 2003

By: /s/ T. Score

Name: Tim Score

Title: Chief Financial Officer

Item 1

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
25 The North Colonnade
Canary Wharf
E14 5HS

5

AVS No: 750521

Please ensure the entries on this return are typed

1.	Name of company: **ARM HOLDINGS PLC**	
2.	Name of scheme: **ARM Holdings plc Executive Option Scheme**	
3.	Period of return: From: **15 July 2002**	To: **14 January 2003**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	**8,336,698**
5.	Number of shares issued/allotted under scheme during period:	**1,263,661**
6.	Balance under scheme not yet issued/allotted at end of period:	**7,073,037**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**29,220,300 in July 1999** **18,650,000 in October 1998** **7,362,219 in October 2000** **889,372in September 2001**

Please confirm total number of shares in issue at the end of the period in order for us to update our records.1,021,758,000

Contact for queries:	Address: ARM Holdings plc
Name: Angela Au	110 Fulbourn Road
Telephone: 01223 400416	Cambridge CB1 9NJ

Person making return:

Name: Angela Au

Position: Assistant Company Secretary

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

5

To: Listing Applications
UK Listing Authority
25 The North Colonnade
Canary Wharf
E14 5HS

AVS No: 750 521

Please ensure the entries on this return are typed

1.	Name of company: **ARM HOLDINGS PLC**	
2.	Name of scheme: **ARM Holdings plc Unapproved Share Option Scheme**	
3.	Period of return: From: **15 July 2002**	To: **14 January 2003**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	**13,928,230**
5.	Number of shares issued/allotted under scheme during period:	**318,040**
6.	Balance under scheme not yet issued/allotted at end of period:	**13,610,190**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**13,670,000 in July 1999** **13,671,863 in October 2000** **904,618 in September 2001**

Please confirm total number of shares in issue at the end of the period in order for us to update our records.1,021,758,000

Contact for queries:	Address: ARM Holdings plc
Name: Angela Au	110 Fulbourn Road
Telephone: 01223 400416	Cambridge CB1 9NJ

Person making return:

Name: Angela Au

Position: Assistant Company Secretary

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
25 The North Colonnade
Canary Wharf
E14 5HS

Tel:

5

AVS No: 750521

Please ensure the entries on this return are typed

1.	Name of company: **ARM HOLDINGS PLC**	
2.	Name of scheme: **ARM Holdings plc Saving Related Share Option Scheme**	
3.	Period of return: From: **15 July 2002**	To: **14 January 2003**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	**1,056,814**
5.	Number of shares issued/allotted under scheme during period:	**NIL**
6.	Balance under scheme not yet issued/allotted at end of period:	**1,056,814**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**5,943,000 in November 1999** **172,095 in October 2000** **904,618,in September 2001**

Please confirm total number of shares in issue at the end of the period in order for us to update our records. 1,021,756,000

Contact for queries:	Address: ARM Holdings plc
Name: Angela Au	110 Fulbourn Road
Telephone: 01223 400416	Cambridge CB1 9NJ

Person making return:

Name: Angela Au

Position: Assistant Company Secretary

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
25 The North Colonnade
Canary Wharf
E14 5HS

5

AVS No: 750521

Please ensure the entries on this return are typed

1.	Name of company: **ARM HOLDINGS PLC**	
2.	Name of scheme: **ARM Holdings plc Stock Option Plan**	
3.	Period of return: From: **15 July 2002**	To: **14 January 2003**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	**4,937,667**
5.	Number of shares issued/allotted under scheme during period:	**47,504**
6.	Balance under scheme not yet issued/allotted at end of period:	**4,890,163**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**8,705,000 in July 1999** **704,000 in October 1998** **1,191,254 in October 2000** **1,705,100 in September 2001**

Please confirm total number of shares in issue at the end of the period in order for us to update our records.1,021,758,000

Contact for queries:	Address: ARM Holdings plc
Name: Angela Au	110 Fulbourn Road
Telephone: 01223 400416	Cambridge CB1 9NJ

Person making return:

Name: Angela Au

Position: Assistant Company Secretary

Signature: [signature]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
25 The North Colonnade
Canary Wharf
E14 5HS

Tel:

5

AVS No: 750521

Please ensure the entries on this return are typed

1.	Name of company: **ARM HOLDINGS PLC**	
2.	Name of scheme: **ARM Holdings plc Saving Related Share Option Plan**	
3.	Period of return: From: **15 July 2002**	To: **14 January 2003**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	**216,721**
5.	Number of shares issued/allotted under scheme during period:	**Nil**
6.	Balance under scheme not yet issued/allotted at end of period:	**216,721**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	**1,151,349 in October 2000** **205,808 in September 2001**

Please confirm total number of shares in issue at the end of the period in order for us to update our records. 1,021,758,000

Contact for queries:	Address: ARM Holdings plc
Name: Angela Au	110 Fulbourn Road
Telephone: 01223 400416	Cambridge CB1 9NJ

Person making return:

Name: Angela Au

Position: Assistant Company Secretary

Signature: